Corus Group plc

2 April 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM

ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE

RELEVANT LAWS OF SUCH JURISDICTION

Corus Group plc (the “Company” or “Corus”)

Tata Scheme of Arrangement Effective

Corus today announces that, the scheme of arrangement (the “Scheme”) relating to the recommended offer for Corus by Tata Steel UK Limited at a price of 608 pence per ordinary share in cash (the “Tata Offer”) has now become effective. As previously announced by the Company, the Scheme was sanctioned by the High Court of Justice in England and Wales (the “Court”) at a hearing held on 27 March 2007 and the reduction of capital relating to the Scheme was confirmed by the Court on 30 March 2007. This follows approval of the Scheme, by the requisite majorities of Corus shareholders, at the Court Meeting and at the Extraordinary General Meeting, which were held on 7 March 2007.

Tata Steel announced on 7 February 2007 that it intends to despatch the consideration pursuant to the Scheme as soon as practicable following the Effective Date and, if practicable, on the Effective Date. Tata Steel is, in any event, required under the terms of the Scheme to despatch the consideration pursuant to the Scheme not more than 14 days after the Effective Date.

Capitalised terms used, but not defined, in this announcement have the same meaning as given to them in the circular posted to shareholders on 10 November 2006 (the “Scheme Document”).

Enquiries

Corus Group plc

Emma Tovey, Director, Investor Relations

Tel: +44 (0)20 7717 4514

Brunswick (PR adviser to Corus)

Kevin Byram, Partner

Tel: +44 (0)20 7396 5352

This announcement is not intended to and does not constitute, or form part of, any offer or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Tata Offer or otherwise. The Tata Offer is made solely through the Scheme Document and the revised scheme document, which was posted to shareholders on 12 February 2007 (the “Revised Scheme Document”). The Scheme Document and the Revised Scheme Document contain the full terms and conditions of the Tata Offer.

The availability of the proposals described herein to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders are provided in the Scheme Document and the Revised Scheme Document.

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The publication of this announcement in jurisdictions other than England and Wales may be restricted by law and therefore persons in such jurisdictions into whose possession this announcement comes should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purposes of complying with English law and the Takeover Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England and Wales.

Corus is currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files reports and other information with the US Securities and Exchange Commission (the “SEC”). Reports and other information filed by Corus with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549, United States. Copies of such material may also be obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E., Washington, DC 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC’s website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com.

The loan notes that may be issued pursuant to the Tata Offer (the “Loan Notes”) have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws.

Any Loan Notes which may be issued pursuant to the Tata Offer have not been and will not be registered under the relevant securities laws of the Netherlands or Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission, the Dutch Listing Authority or the Japanese Ministry of Finance. Accordingly, unless otherwise determined by Tata Steel UK Limited and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into the Netherlands, Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

The Dutch Listing Authority has not reviewed, approved or disapproved this announcement, the Tata Offer or the Loan Notes nor has it expressed a view on the accuracy or adequacy of this announcement.

The Tata Offer relates to the shares of a UK company and is proposed to be made by means of a scheme of arrangement under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, the Tata Offer is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK and India that may not be comparable to the financial statements of US companies.

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This announcement includes “forward-looking statements” under United States securities laws, including statements about the expected timing of the Tata Offer and all other statements in this announcement other than statements of historical fact. Forward-looking statements include, without limitation, statements that typically contain words such as “will”, “may”, “should”, “continue”, “aims”, “believes”, “expects”, “estimates”, “intends”, “anticipates”, “projects”, “plans” or similar expressions. By their nature, forward-looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors, including, but not limited to, the satisfaction of the conditions to the Tata Offer, future market conditions, the behaviour of other market participants, an adverse change in the economic climate, a fluctuation in the level of clients’ commercial activity, appropriate consultation with employee representative bodies, a loss of key personnel and the extent to which the Corus and Tata Steel businesses are successfully integrated. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. The forward-looking statements contained in this announcement are made as of the date hereof, and Corus assumes no obligation and does not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.